Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884

The following Frequently Asked Questions were first made available to Cameron International Corporation employees on August 26, 2015.

Employee FAQ

1.	What did Cameron announce?
•	We announced today that Cameron and Schlumberger have entered into an agreement under which Schlumberger will acquire Cameron.
•	By combining with Schlumberger, we will have a compelling opportunity to create a premier oilfield equipment and services company that enables us to drive future growth through an integrated and expanded platform.
•	Together, we will be able to better serve the changing needs of our customers around the world.

2.	Who is Schlumberger? Why are we combining?
•	Schlumberger is the world’s leading supplier of technology, integrated project management and information solutions to customers working in the oil and gas industry worldwide.
•	Employing approximately 108,000 people representing more than 140 nationalities and working in more than 85 countries, Schlumberger provides the industry’s widest range of products and services from exploration through production.
•	Through OneSubsea, our joint venture with Schlumberger, we’ve had an opportunity to see first-hand that Schlumberger shares our vision and is like us – a company with a rich history, strong core values similar to ours and a commitment to safety and its customers.
•	Cameron and Schlumberger fit very well together. While Schlumberger is the world’s number one integrated oilfield service company, it currently does not have the world-class flow control equipment and related manufacturing expertise that we bring.
•	The combined company will allow us to better serve the changing needs of our customers around the world.

3.	What does this mean for me?
•	The interests of our employees were among our top priorities during the negotiation process and we are confident that the combination will deliver significant benefits to Cameron employees.
•	We expect Cameron employees will benefit from having access to Schlumberger’s world-class employee development program and will have the expanded opportunities that come with joining a large and diverse global organization.
•	Until this transaction closes, which we expect to occur in the first quarter of 2016, Cameron will continue to operate as an independent company.
•	Upon the close of the transaction, Cameron will operate as the fourth Product Group of Schlumberger. The Cameron brand will remain prominent within Schlumberger, and we will continue to operate with the same values that have made us a great company.
•	We are relying on Cameron employees to continue serving our customers with the same quality and commitment they’ve come to expect from us.

4.	Should we expect changes to benefits and compensation?
•	Until the transaction closes, Cameron will continue to operate as an independent company and your salary and benefits remain unchanged.
•	As a global diversified company, Schlumberger is committed to providing comprehensive and competitive compensation and benefits for all employees to attract and retain talent.
•	As always, we are committed to operating with transparency and keeping you informed throughout this process.

5.	Will this announcement have an immediate effect on day-to-day operations at Cameron?
•	No. Until the transaction closes we will continue to operate as an independent company.
•	We are relying on all Cameron employees to continue serving our customers with the same quality and commitment they’ve come to expect from us.
•	While we are very excited about the transaction and what it will mean for our business in the long-term, in the near-term our top priority will be continuing to operate as usual.
•	The most important thing everyone can do is stay engaged, flexible and focused on your day-to-day responsibilities, maintain a safe work environment and continue to provide exceptional customer service.

6.	Will positions be eliminated as a result of this transaction?
•	This combination is about positioning our business for growth, which we expect to translate into increased opportunities for employees as we benefit from being part of a larger, more diverse company.
•	Like any company competing in the marketplace, Cameron will continue to evaluate its business on an ongoing basis to ensure that its operations and functions are aligned with market demand and the company’s long-term strategy.
•	Over the coming months, we expect to build an integration team comprised of members from each company that will work to address how we can best utilize each other’s capabilities and bring our companies together.
•	We recognize that job security and compensation are on the minds of our employees and we are committed to keeping you informed as we move through this process.
•	The most important thing everyone can do is stay engaged, flexible and focused on your day-to-day responsibilities, maintain a safe work environment and continue to provide exceptional customer service.

7.	Who will lead Cameron? Where will the company be headquartered?
•	While there are still many decisions that have yet to be made, there are a number of important post-closing details we can share with you now:
o	We will operate as the fourth Product Group of Schlumberger.
o	Scott Rowe will continue to lead Cameron and will serve on the executive team of Schlumberger, reporting directly to the CEO.
o	The Cameron brand will remain prominent within Schlumberger.
o	And most importantly, we will continue to operate with the same values that have made us a great company.

8.	What will happen to the Cameron brand?
•	Cameron will operate as the fourth Product Group of Schlumberger and the Cameron brand will remain prominent within Schlumberger.

9.	How are Cameron and Schlumberger’s values similar?
•	Through OneSubsea, our joint venture with Schlumberger, we’ve had an opportunity to see first-hand that Schlumberger shares our vision and is like us —a company with a rich history, strong core values similar to ours and a commitment to safety and its customers.
•	Cameron and Schlumberger fit very well together. While Schlumberger is the world’s number one integrated oilfield service company, it currently does not have the world-class flow control equipment and related manufacturing expertise that we bring.

10.	When will the transaction be completed? What approvals are required?
•	We expect to complete the transaction in the first quarter of 2016.
•	The transaction is subject to approval by Cameron shareholders, regulatory approvals and other customary closing conditions.

11.	What does this transaction mean for OneSubsea? Will there be any changes at the day-to-day operating level?
•	OneSubsea will continue to operate as usual and we do not expect much will change at the day-to-day operating level.

12.	What will this mean for customers?
•	Together with Schlumberger, we have a compelling opportunity to create a premier oilfield equipment and service company that enables us to drive future growth through an integrated and expanded platform and better serve the changing needs of our customers around the world.
•	Until the closing of this transaction, we will continue to operate as an independent company and we are relying on Cameron employees to continue serving our customers with the same quality and commitment they’ve come to expect from us.

13.	What should I say if I am asked about the transaction?
•	If your customers ask about the transaction, we ask that you emphasize that it is business as usual at Cameron and that our relationship with them continues to remain our top priority.
•	With respect to questions you may get from others outside the company – such as investors, analysts, or the media – please note that, in alignment with our long-standing policy, Cameron employees, except for certain company executives, are not authorized to speak publicly or communicate externally, including on social media channels, about this announcement on the company’s behalf.
•	Consistent with our existing policy, please be sure that you and your teams refer all inquiries from the media and investor communities to Scott Lamb at (713) 513-3344 or scott.lamb@c-a-m.com.

14.	How can I get more information?
•	As always, we are committed to operating with transparency and keeping you informed throughout this process.
•	For more information please review Cameron’s Linx Portal Website, which will be updated as more information becomes available.
•	If you have any additional questions, you are encouraged to email Cameron Communications.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Among other things, these forward-looking statements may include statements regarding the proposed merger between the Company and Schlumberger; our beliefs relating to value creation as a result of a potential combination with Schlumberger; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding the Company’s and Schlumberger’s future beliefs, expectations, plans, intentions, financial condition or performance.

The Company’s actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products, particularly as affected by North American activity; the size and timing of orders; the Company’s ability to successfully execute the large subsea and drilling systems projects it has been awarded; the possibility of cancellations of orders; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. Additionally, changes in oil and gas price expectations may impact the Company’s financial results due to changes it may make in its cost structure, staffing or spending levels.  Other risks and uncertainties include the timing and likelihood of completion of the proposed merger between the Company and Schlumberger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the Company’s stockholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Schlumberger will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Schlumberger’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify.  Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company’s future performance. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Schlumberger and the Company will be submitted to the Company’s stockholders for their consideration.  In connection with the proposed transaction, Schlumberger will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s stockholders to be filed with the Securities and Exchange Commission (“SEC”), and the Company will mail the proxy statement/prospectus to its stockholders and both the Company and Schlumberger file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Schlumberger or the Company may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Schlumberger or the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.

PARTICIPANTS IN THE SOLICITATION
Schlumberger, the Company, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Schlumberger’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on February 19, 2015 and information about Cameron’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 27, 2015.  These documents are available free of charge from the sources indicated above, and from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Schlumberger and the Company file with the SEC.